Via EDGAR

September 17, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn:  Michael Clampitt

Re:	Bank7 Corp.
Registration Statement on Form S-1 (as amended)
File No. 333-227010

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), as representatives of the several underwriters of the proposed initial public offering of the common stock of Bank7 Corp., an Oklahoma corporation (the “Company”), we hereby respectfully join the Company’s request that the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-227010) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time, on September 19, 2018, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, and in connection with the foregoing, we wish to advise you that the underwriters have distributed approximately 2,443 copies of the preliminary prospectus dated September 10, 2018, through the date hereof, to prospective underwriters, institutional investors, dealers, and others.

The undersigned, as representatives of the several underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above issue.

Respectfully,

Stephens Inc.
Keefe, Bruyette & Woods, Inc.
Sandler O’Neill & Partners, L.P.

KEEFE, BRUYETTE & WOODS, INC.
as Representative of the several Underwriters

By:	/s/ Lisa Schultz
Lisa Schultz
Managing Director

STEPHENS INC.
as Representative of the several Underwriters

By:	/s/ Justin C. Evans
Justin C. Evans
Senior Vice President